EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2013 and 2012

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MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at March 31, 2013 and 2012 and for the periods ended have not been reviewed or audited by the Company’s independent auditors.

“David Wolfin”	“Malcolm Davidson”
David Wolfin President & CEO May 30, 2013	Malcolm Davidson Chief Financial Officer May 30, 2013

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AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)

	Note	March 31, 2013 (unaudited)	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents		$3,616,743	$4,035,985
Interest receivable		6,208	1,070
Sales taxes recoverable	4	448,077	196,178
Amounts receivable		473,597	254,695
Prepaid expenses and other assets		179,480	126,285
Inventory	5	1,501,017	2,225,840
		6,225,122	6,840,053

Exploration and Evaluation Assets	6	13,247,734	12,828,202
Plant, Equipment and Mining Properties	9	8,470,303	6,308,480
Investment in Related Companies	10	150,777	194,373
Investment in Other Companies	11	15,000	15,000
Reclamation Bonds		5,500	5,500
		$28,114,436	$26,191,608

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$1,273,546	$1,145,747
Amounts due to related parties	16	162,521	174,714
Current portion of finance lease obligations	17	439,643	156,220
		1,875,710	1,476,681

Finance Lease Obligations	17	928,930	78,732
Reclamation Provision	12	323,140	323,140
Deferred Tax Liability		2,365,677	2,365,677
Total liabilities		5,493,457	4,244,230

EQUITY
Share Capital	13	42,631,623	42,088,103
Equity Reserves		9,621,617	9,749,674
Treasury Shares (14,180 Shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Loss		(270,252)	(330,211)
Accumulated Deficit		(29,260,141)	(29,458,319)
Total Equity		22,620,978	21,947,378
		$28,114,436	$26,191,608

Subsequent Events – Note 22

Approved by the Board of Directors on May 30, 2013:

/s/ Gary Robertson	/s/ David Wolfin
Director	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.
For the three months ended March 31, 2013 and 2012
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Expressed in Canadian dollars) (unaudited)

	Note	2013	2012

Revenue from Mining Operations	15	$3,490,004	$-
Cost of Sales	15	2,449,157	-

Mine Operating Income		1,040,847	-
General and Administrative Expenses
Depreciation		172	215
Directors fees		95,000	5,250
General exploration		-	11,820
Investor relations		80,431	97,409
Management fees		251,250	37,500
Office and miscellaneous		125,465	34,419
Professional fees		9,938	17,626
Regulatory and compliance fees		27,093	22,640
Salaries and benefits		221,118	59,934
Share-based payments	14	281,913	11,593
Travel and promotion		59,524	65,527
		1,151,904	363,933

Loss before other items		(111,057)	(363,933)

Other Items
Foreign exchange gain		229,644	141,024
Interest income		11,212	12,988
Other income		1,775	3,833
Mineral property option income	7	-	34,857
Unrealized loss on investments in related companies	10	(43,596)	(40,736)
Net Income (Loss)		87,978	(211,967)

Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss		-	-
Foreign currency translation differences for foreign operations		(67,811)	(63,081)

Comprehensive Income (Loss)		$20,167	$(275,048)

Earnings (Loss) per Share - Basic and Diluted		$0.00	$(0.01)

Weighted Average Number of Shares Outstanding		27,270,091	26,973,306

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Equity

Balance, December 31, 2011		26,910,227	$41,720,083	$9,898,186	$(101,869)	$(262,400)	$(28,319,741)	$22,934,259

Common shares issued for cash:
Exercise of stock options	13	23,000	19,650	-	-	-	-	19,650
Fair value of stock options exercised		-	10,730	(10,730)	-	-	-	-
Share-based payments	14	-	-	11,593	-	-	-	11,593
Shares issued for leased claim payment	6(a)(iv)	135,189	250,100	-	-	-		250,100
Net loss for the period		-	-	-	-	-	(211,967)	(211,967)
Cumulative translation adjustments		-	-	-	-	(63,081)	-	(63,081)
Balance, March 31, 2012		27,068,416	$42,000,563	$9,899,049	$(101,869)	$(325,481)	$(28,531,708)	$22,940,554

Balance, December 31, 2012		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		306,518	243,750		-	-	-	243,750
Fair value of stock options exercised		-	299,770	(299,770)	-	-	-	-
Share-based payments	14	-	-	281,913	-	-	-	281,913
Options and warrants cancelled or expired		-	-	(110,200)	-	-	110,200	-
Net loss for the period		-	-	-	-	-	87,978	87,978
Cumulative translation adjustments		-	-	-	-	59,959	-	59,959
Balance, March 31, 2013		27,433,934	$42,631,623	$9,621,617	$(101,869)	$(270,252)	$(29,260,141)	$22,620,978

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.
For the three months ended March 31, 2013 and 2012
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars) (unaudited)

	Note	2013	2012

Cash Provided By (Used In):

Operating Activities
Net income (loss)		$87,978	$(211,967)
Adjustments for non-cash items:
Depreciation, depletion, and accretion	15	243,878	215
Share-based payments	14	281,913	11,593
Management and Director’s fees		180,000
Unrealized loss (gain) on investments	10	43,596	40,736
Mineral property option revenue		-	(15,000)

		837,365	(174,423)

Net change in non-cash working capital	18	311,295	702,441

		1,148,660	528,018

Financing Activities
Shares issued for cash, net of issuance costs	13	63,750	19,650
Finance lease payments		(40,036)	-

		23,714	19,650

Investing Activities
Recovery of exploration costs from concentrate proceeds		-	20,315
Exploration and evaluation expenditures		(358,537)	(1,415,834)
Additions to plant, equipment and mining properties		(1,452,468)	(168,081)

		(1,811,005)	(1,563,600)

Change in cash and cash equivalents		(638,631)	(1,015,932)

Effect of exchange rate changes on cash and cash equivalents		219,389	71,475

Cash and Cash Equivalents, Beginning		4,035,985	5,282,464

Cash and Cash Equivalents, Ending		$3,616,743	$4,338,007

Supplementary cash flow information (Note 18)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver and gold, and the exploration, development, and acquisition of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX-V, NYSE Mkt and the Frankfurt Stock Exchange.

The Company owns interests in mineral properties located in Durango, Mexico, British Columbia and the Yukon, Canada. The Company is in the business of producing silver, gold and copper, and the exploration of mineral properties. On October 1, 2012 the Company commenced production of silver and gold at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except for the accounting policies which have changed as a result of the adoption of new and revised standards and interpretations which are effective January 1, 2013. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2012 annual financial statements, which were prepared in accordance with IFRS as issued by the IASB.

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2013 had no significant impact on the Company’s consolidated interim financial statements for the current or prior periods presented.

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IAS 1 Presentation of Financial Statements (Amendment)
The amendments to IAS 1 requires the grouping of items within other comprehensive income that may be reclassified to profit or loss and those that will not be reclassified. The consolidated statement of comprehensive income in these condensed consolidated interim financial statements has been amended to reflect the presentation requirements under the amended IAS 1.

IFRIC 20 Production Stripping Costs - IFRIC 20 Stripping Costs requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can demonstrate that it is probable future economic benefits will be realized, the costs can be reliably measured and the entity can identify the component of the ore body for which access has been improved.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 19 Post-Employment Benefits, IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Foreign Currency Translation

a)	Functional currencies

The functional and presentation currency of the Company is the Canadian dollar. The functional currency of the Company’s subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

b)	Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

c)	Foreign operations

Subsidiaries that have functional currencies other than Canadian dollars translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at closing rate of the net investment in such subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in the accumulated other comprehensive income/loss.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, scoping studies, accessible facilities, existing permits and life of mine plans.

b)	Stockpile and concentrate inventory valuations

Concentrate and stockpile ore are valued at the lower of the average costs or net realizable value.The assumptions used in the valuation of ore stockpile and concentrate include estimates of silver and gold contained in the ore stockpile and finished goods assumptions of the amount of silver and gold that is expected to be recovered from them. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its ore stockpile and finished would increase the Company’s expenses and reduce working capital.

c)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

d)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

e)	Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these condensed consolidated interim financial statements have been impacted by management’s determination that the San Gonzalo Mine commenced production on October 1, 2012.

f)	Impairment of plant and equipment, mining properties and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s plant and equipment, mining properties and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its plant, equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

In determining the recoverable amounts of the Company’s plant, equipment, and mining properties, management makes estimates of the discounted future pre tax cash flows expected to be derived from the Company’s mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources, and exploration potential, and/or adverse current economics can result in a write down of the carrying amounts of the Company’s plant, equipment and mining properties.

g)	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of loss.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

h)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based onlife of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its Mexican subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations

Oniva Silver and Gold Mines S.A., (“Oniva Silver”)	100%	Mexico	Mexican operations administration
Promotora Avino, S.A. De C.V. (“Promotora”)	79.09%	Mexico	Holding Company
Compania Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	96.60% direct 2.68% indirect (Promotora)	Mexico	Mining and Exploration
	99.28% effective

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

3.	RECENTACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The following standard will be effective for annual periods beginning on or after January 1, 2015:

IFRS 9 – Financial Instruments

In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

Management does not expect that the adoption of these standards and interpretations will have a significant effect on the condensed consolidated interim financial statements of the Company other than additional disclosures.

4.	SALES TAXES RECOVERABLE

The Company’s sales tax recoverable consists of the Mexican I.V.A. a Value-Added Tax (“VAT”) and the Canadian Harmonized Sales Tax (“HST”) recoverable.

	March 31, 2013	December 31, 2012

VAT recoverable	$386,286	$167,340
Write-down provision	-	-

VAT net carrying amount	386,286	167,340
HST recoverable	61,791	28,838

Sales tax recoverable	$448,077	$196,178

The Company records the VAT net of a write-down provision, reflecting an estimate of the amount of VAT recoverable based on past collection history and the length of time amounts are outstanding.

5.	INVENTORY

	March 31, 2013	December 31, 2012

Concentrate inventory	$487,434	$631,859
Ore stock piles	657,239	1,384,973
Materials and supplies	356,344	209,008

	$1,486,254	$2,225,840

The amount of inventory recognized as an expense for the three months ended March 31, 2013 includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, December 31, 2011	$16,269,207	$3	$5,144	$16,274,354

Costs incurred during 2012:
Assays	49,685	-	-	49,685
Rights extension (Note 6(a)(iv))	250,100	-	-	250,100
Assessment and taxes	86,870	-	-	86,870
Drilling and exploration	2,124,503	-	-	2,124,503
Geological	131,856	-	-	131,856
Sale of concentrate	(3,490,581)	-	-	(3,490,581)
Depreciation of plant and equipment	204,334	-	-	204,334
Effect of movement in exchange rates	(136,511)	-	-	(136,511)
Transfer to mining properties	(2,661,265)	-	-	(2,661,265)
Property option revenue (Note 7(b))	-	-	(5,143)	(5,143)
Balance, December 31, 2012	$12,828,198	$3	$1	$12,828,202

Costs incurred during 2013:
Assays	102	-	-	102
Assessment and taxes	174,079	-	-	174,079
Drilling and exploration	12,275	-	-	12,275
Geological	172,076	-	-	172,076
Effect of movement in exchange rates	60,996	-	-	60,996

Balance, March 31, 2013	$13,247,730	$3	$1	$13,247,734

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases 4 mineral claims under leased concessions in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)    Avino mine area property

The Avino mine property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo mine which commenced commercial production on October 1, 2102 and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties (see Note 10).

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(ii)    Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.

(iii)   Santiago Papas Quiero property

The Santiago Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)   Unification Las Platosa properties

The Unification Las Platosa properties are situated with the Avino property around the towns of Panuco de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the grant of these rights, the Company has paid to Minerales $250,100, by the issuance of 135,189 common shares of the Company. The Company will have until February 2014 to develop the mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns at the commencement of commercial production from the property. In addition, after the development period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

(b)	British Columbia, Canada

The Company’s mineral claims in British Columbia encompass the following three properties:

(i)  Aumax property

The Company owns a 100% interest in a Crown granted mineral claim, located in the Lillooet Mining Division of British Columbia, Canada.

(ii)   Minto property

The Company has a 100% interest in a Crown granted mineral claim situated in the Lillooet Mining Division of British Columbia.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

(iii)   Olympic-Kelvin property

The Company has a 100% interest in six Crown granted mineral claims located in the Lillooet Mining Division of British Columbia.

(c)	Yukon, Canada

The Company owns 100% interest in 14 quartz leases located in the Mayo Mining Division of the Yukon, Canada which are collectively comprise the Eagle property. During January, 2012, the Company entered into an option agreement on the Eagle property, refer to Note 7(b).

7.	MINERAL PROPERTY OPTION AGREEMENTS

The Company has two option agreements on its mineral properties which are included in exploration and evaluation assets. During fiscal 2012 a total of $54,317 was recognized as mineral property option income for these two option agreements.

(a)
On July 30, 2012, the Company entered into an option and joint venture agreement with Endeavour Silver Corp. ("Endeavour") (TSX: EDV), whereby Endeavour was granted the option to acquire up to a 75% interest in the Laberinto property, located in the general Avino mine area in Durango State, Mexico and consists of approximately 91.7 hectares. In order to exercise the option, Endeavour must pay a total of US$200,000 to the Company, and incur a total of US$3,000,000 in exploration work as follows:

	Cash		Exploration Expenditures

Upon signing July 30, 2012 (received)	US$	20,000	US$	–
On or before July 30, 2013		30,000		300,000
On or before July 30, 2014		40,000		500,000
On or before July 30, 2015		50,000		1,000,000
On or before July 30, 2016		60,000		1,200,000

	US$	200,000	US$	3,000,000

Upon Endeavour acquiring its 75% interest, a joint venture will be formed, under which if any party does not contribute its proportionate share of costs, its participating interest will be diluted on a pro rata basis according to the contributions of all parties. If any party's participating interest is reduced to 10% or less, then its interest will be automatically converted into a 2.5% net smelter return royalty.

(b)
During January 2012, the Company entered into an option agreement with Avaron Mining Corp. (“Avaron”) a private Canadian company, whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Company’s Eagle Property located in the Yukon Territory.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

7.	MINERAL PROPERTY OPTION AGREEMENTS (continued)

Avaron can earn a 75% interest by paying a total cash payment of $375,000, issue 800,000 common shares, incurring exploration costs of $100,000 and also drilling 35,000 meters (or incur exploration costs of up to $7,000,000) as follows:

	Cash	Exploration Expenditures	Shares

On or before January 31, 2012 (received)	$25,000	$–	150,000
On or before January 31, 2013	–	100,000	150,000
On or before January 31, 2014	100,000	625,000	–
On or before January 31, 2015	100,000	1,000,000	–
On or before January 31, 2016	50,000	2,000,000	250,000
On or before January 31, 2017	100,000	3,375,000	250,000

	$375,000	$7,100,000	800,000

After the initial 75% interest is earned Avaron may either elect to form a Joint Venture with the Company, or has the ability to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the agreement, the Company received a $25,000 cash payment. $5,143 of the payment was recorded as a reduction to the carrying value of the Eagle Property resulting in a $1 carrying value of the Eagle Property in exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option revenue along with the $15,000 fair value of the 150,000 common shares of Avaron that were received.

Subsequent to March 31, 2013 Avaron’s option was assigned to another corporation, refer to Note 21(a).

8.	NON-CONTROLLING INTEREST

For the periods presented the Company has an effective 99.28% interest in its subsidiary Avino Mexico and the remaining 0.72% portion represents a non-controlling interest. To date the losses attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

9.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining Properties	Office equipment, furniture and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction	TOTAL
	$	$	$	$	$	$	$
COST
Balance at December 31, 2011	-	14,180	32,459	1,193,217	1,712,014	328,769	3,280,639
Additions	2,661,265	7,125	57,576	547,663	368,755	-	3,642,384
Effect of movement in exchange rates	19,055	82	643	12,426	14,704	2,343	49,253
Balance at December 31, 2012	2,680,320	21,387	90,678	1,753,306	2,095,473	331,112	6,972,276
Additions	179,111	1,159	5,216	1,669,307	323,473	2,241	2,180,507
Effect of movement in exchange rates	76,545	321	2,467	85,722	61,698	8,553	235,306
Balance at March 31, 2013	2,935,976	22,867	98,361	3,508,335	2,480,644	341,906	9,388,089

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at December 31, 2011	-	5,912	14,424	146,648	73,030	16,656	256,670
Additions	93,518	2,149	9,042	235,149	42,529	20,093	402,480
Effect of movement in exchange rates	670	12	167	2,716	820	261	4,646
Balance at December 31, 2012	94,188	8,073	23,633	384,513	116,379	37,010	663,796
Additions	93,518	654	4,118	102,714	55,759	12,109	268,872
Effect of movement in exchange rates	(5,127)	(22)	(477)	(6,409)	(2,268)	(579)	(14,882)
Balance at March 31, 2013	182,579	8,705	27,274	480,818	169,870	48,540	917,786

NET BOOK VALUE
At March 31, 2013	2,753,397	14,162	71,087	3,027,517	2,310,774	293,366	8,470,303
At December 31, 2012	2,586,132	13,314	67,045	1,368,793	1,979,094	294,102	6,308,480
At December 31, 2011	-	8,268	18,035	1,046,569	1,638,984	312,113	3,023,969

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

9.	PLANT, EQUIPMENT AND MINING PROPERTIES (continued)

The mining properties consist of the San Gonzalo mining concession which covers 12 hectares and is located approximately 2 km from the historic Avino mine site. Depletion began being recorded from October 1, 2012 when the Company commenced commercial production at the San Gonzalo mine.

10.	INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	Fair Value March 31,	Fair Value December 31,
	Cost	Gains (Losses)	2013	2012

(a) Bralorne Gold Mines Ltd.	$205,848	(107,316)	$98,532	$134,362
(b) Levon Resources Ltd.	4,236	48,008	52,244	60,010
(c) Oniva International Services Corp.	1	-	1	1

	$210,085	(59,308)	$150,777	$194,373

During the year, the Company recorded a $43,596 unrealized loss (2012 - $40,736 loss) on investments in related companies, representing the change in fair value during the year.

(a)	Bralorne Gold Mines Ltd. (“Bralorne”)

The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $98,532 as at March 31, 2013 (2012 - $164,817). Bralorne is a public company with common directors.

(b)	Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $52,244 as at March 31, 2013 (2012 - $98,840). Levon is a public company with common directors.

(c)	Oniva International Services Corp. (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 20 for disclosure on the Company’s commitment to Oniva.

11.	INVESTMENT IN OTHER COMPANIES

In January 2012, the Company acquired 150,000 common shares of Avaron Mining Corp. with an adjusted cost base of $15,000 as part of the option agreement with Avaron described in Note 7 (b). The Company has designated the investment in Avaron as fair value through profit and loss and classifies the common shares of Avaron as a long-term investment.

12.	RECLAMATION PROVISION

Management has estimated that the present value of its reclamation provision at March 31, 2013 is $323,140 (December 31, 2012 - $323,140). The present value of the obligation was calculated using a risk-free interest rate of 7% and an inflation rate of 4%. Reclamation activities are estimated to occur over a one-year period beginning in 2018. The undiscounted value of the obligation is $368,709 (2012 - $368,709).

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

13.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Issued during the three months ended March 31, 2013 and 2012:

(i)	306,518 shares were issued on the exercise of stock options.

(ii)
On February 22, 2012, the Company issued 135,189 common shares under a new 20 year royalty agreement with Minerales de Avino S.A. de C.V. The fair market value of the common shares on February 22, 2012 was $1.85 per share.

(c)	Warrants:

During the period ended March 31, 2013 and 2012 there were no warrants issued or exercised. Details of share purchase warrants outstanding are:

	Underlying Shares	Weighted Average Exercise Price

Balance, December 31, 2011	5,211,000	$2.05
Balance, December 31, 2012	5,211,000	$2.05
Balance, March 31, 2013	5,211,000	$2.05

Details of share purchase warrants outstanding as of March 31, 2013 and December 31, 2012 are:

	Exercise	Warrants Outstanding and Exercisable
Expiry Date	Price per Share	March 31, 2013	December 31, 2012

November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,811,000	2,811,000
		5,211,000	5,211,000

(d)	Stock options:

The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, Dec. 31, 2011	2,622,000	$1.80
Granted	30,000	$2.00
Expired or cancelled	(90,000)	$2.17
Exercised	(82,000)	$0.92
Stock options outstanding and exercisable, Dec. 31, 2012	2,480,000

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

13.	SHARE CAPITAL (continued)

Stock options outstanding and exercisable, Dec. 31, 2012	2,480,000	$1.81
Granted	250,000	$1.60
Expired or cancelled	(75,000)	$1.64
Exercised	(306,518)	$0.80

Stock options outstanding and exercisable, March 31, 2013	2,338,482	$1.93

As at March 31, 2013, the weighted average remaining contractual life of stock options outstanding is 3.17 years.

(d)	Stock options:

Details of stock options outstanding are:

Expiry Date	Exercise Price	2013	2012

January 16, 2013	$2.00	-	30,000
February 27, 2013	$1.65	-	10,000
February 27, 2013	$0.75	-	295,000
December 9, 2013	$2.00	10,625	20,000
September 22, 2014	$0.75	10,000	25,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	282,857	290,000
January 18, 2016	$2.30	955,000	960,000
September 30, 2016	$2.00	770,000	790,000
February 18, 2018	$1.60	250,000	-

		2,380,482	2,480,000

14.	SHARE-BASED PAYMENTS

During the three months ended March 31, 2013, the Company granted stock options to employees, directors, and consultants of the Company to purchase up to a total of 250,000 common shares at a weighted average exercise price of $1.60 per share pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to February 18, 2014. The options are exercisable on or before February 18, 2018.

During the three months ended March 31, 2012, the Company granted stock options to consultants to purchase up to a total of 30,000 common shares at a weighted average exercise price of $2.00 per share pursuant to the Company’s stock option plan. The options vest and are exercisable on or before January 16, 2013.

The Company recorded total amount of share-based payment expense in the amount of $281,913 (2012 - $11,593).

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-priced and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

14.	SHARE-BASED PAYMENTS (continued)

	2013	2012
Weighted average assumptions:
Risk-free interest rate	1.32%	1.19%
Expected dividend yield	-	-
Expected option life (years)	5	1
Expected stock price volatility	76.65%	78.43%
Weighted average fair value at grant date	$1.80	$2.10

15.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate during the period which was produced at the San Gonzalo mine from December 2012 to March 2013.

Cost of sales consists of changes in inventories, direct mining costs which include personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees; and depreciation related to sales and other expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the period. Direct costs include the costs of extracting co-products.

	2012	2011	2010

Direct mining cost	$2,205,451	-	-
Depreciation, depletion, and accretion	243,706	-	-
	$2,449,157	-	-

16.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012

Salaries and benefits	$341,282	$57,524
Share‐based payments	213,500	-
	$554,782	$57,524

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable are non-interest bearing and due on demand. As at March 31, 2013 and December 31, 2012 the following amounts are due to related parties:

	March 31, 2013	December 31, 2012
Directors	$7,398	$24,469
Oniva International Services Corp.	152,703	147,845
Sampson Engineering Inc.	2,420	2,400
	$162,521	$174,714

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

16.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c)	Other related party transactions

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”) as described in Note 18. The transactions with Oniva during the year are summarized below:

	2013	2012

Salaries and benefits	$57,214	$49,589
Office and miscellaneous	88,368	85,606

	$145,582	$135,195

17.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2013 and 2018 with interest rates ranging from 1.75% to 4.95% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company’s obligation under finance leases are secured by the lessor’s title to the leased assets. The fair value of the finance lease liabilities approximates their carrying amount. Plant and equipment includes a $2,098,288 net carrying amount for this leased mining equipment.

	March 31, 2013	December 31, 2012
Not later than one year	$467,994	$156,478
Later than one year and not later than five years	901,584	78,863
Less: Future finance charges	(1,005)	(389)
Present value of minimum lease payments	1,368,573	234,952
Less: Current portion	(439,643)	(156,220)
Non-current portion	$928,930	$78,732

18.	SUPPLEMENTARY CASH FLOW INFORMATION

	2013	2012
Net change in non-cash working capital items:
Interest receivable	$(5,138)	$44,332
Amounts receivable	(218,902)	849,269
Sales taxes recoverable	(251,899)	(51,419)
Prepaid expenses	(53,195)	(52,620)
Inventories	724,823	-
Accounts payable and accrued liabilities	127,799	(85,586)
Due to related parties	(12,193)	(1,535)
	$(311,295	$702,441

	2013	2012

Interest paid	$1,038	$-
Taxes paid	$-	$-

19.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

19.	COMMITMENTS (continued)

The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 16.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment.

The Company has commitments in respect of these lease agreements as follows:

	March 31, 2013	December 31, 2012
Not later than one year	$245,043	$248,512
Later than one year and no later than five years	600,311	597,188
Later than 5 years	82,027	76,506
	$927,381	$922,206

20.	FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, due to related party and accounts payables approximate their carrying values because of the short-term nature of these instruments. The investments in related companies are based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at December 31, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash at March 31, 2013 in the amount of $3,616,743 (December 31, 2012 - $4,035,985) in order to meet short-term business requirements. At March 31, 2013, the Company had current liabilities of $1,875,710 (December 31, 2012 - $1,476,681). Accounts payable have contractual maturities of approximately 30-90 days or are due on demand and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no significant interest-bearing debt as of March 31, 2013 and December 31, 2012.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	March 31, 2013		December 31, 2012
	MXN	USD	MXN	USD
Cash and cash equivalents	$2,656,507	$1,482,550	$3,586,471	$1,312,607
Sales taxes recoverable	4,695,117	-	2,180,706	-
Amounts receivable	6,836,245	425,986	3,096,083	210,076
Accounts payable and accrued liabilities	(4,393,638)	(288,100)	(2,775,290)	(408,437)
Amounts due to related parties	-	-	-	-
Finance lease obligations	-	(1,347,551)	-	(236,157)
Net exposure	9,794,231	272,885	6,087,970	878,089
Canadian dollar equivalent	$805,808	$277,142	$467,178	$873,611

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

20.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk (continued)

Foreign Currency Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2013, a 5% (2012 – 10%) fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $136,124 (2012 - $134,078).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2012:

	Level 1	Level 2	Level 3

Cash and cash equivalents	$3,616,743	-	-
Investments in related parties	150,777	-	-
Other investments	15,000
	$3,782,520	-	-

21.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

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AVINO SILVER & GOLD MINES LTD.
Notes to the condensed consolidated interim financial statements
For the three months ended March 31, 2013 and 2012
(Expressed in Canadian dollars) (unaudited)

22.	SUBSEQUENT EVENTS

Events occurring after March 31, 2013:

(a)
On April 10, 2013 the TSX-V approved to the terms of an option purchase and assignment agreement permitting Benz Capital Corp. to acquire all of Avaron's interest in an option agreement between Avaron (see Note 7(b)) and Avino pursuant to which Avaron has the option to acquire from Avino up to an undivided 100% interest in the Eagle Property.

As consideration for the option assignment, Benz has issued 50,000 Common Shares and Avaron has issued 250,000 common shares to Avino as required under the terms of the Option Agreement.

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